SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-9


                     SOLICITATION/RECOMMENDATION STATEMENT
                            UNDER SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)

                            NewPower Holdings, Inc.
                           (Name of Subject Company)

                            NewPower Holdings, Inc.
                       (Name of Person Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                   652463101
                     (CUSIP Number of Class of Securities)

                                 Marc E. Manly
                Managing Director, Law and Governmental Affairs
                            NewPower Holdings, Inc.
                            One Manhattanville Road
                           Purchase, New York 10577
                                (914) 697-2100
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                   on Behalf of the Person Filing Statement)

                                   Copy to:
                               Scott M. Freeman
                        Sidley Austin Brown & Wood LLP
                               875 Third Avenue
                           New York, New York 10022
                                (212) 906-2000



[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 5 to Schedule 14D-9 amends and supplements the
Schedule 14D-9 (as amended, the "Schedule 14D-9") initially filed with the Securities and Exchange Commission on March 1, 2002 by NewPower Holdings, Inc. (the "Company"), relating to a tender offer commenced on March 1, 2002 by Windsor Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Centrica plc ("Parent"), a public limited company organized under the laws of England and Wales, to purchase all the issued and outstanding shares of common stock, par value $0.01 per share, of the Company. The information previously set forth in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Defined terms used but not otherwise defined herein have the meanings specified in the
Schedule 14D-9.

Item 8.  Additional Information.

     On March 28, 2002, Parent, Purchaser and the Company entered into an agreement (the "Mutual Termination Agreement") which terminated the Merger Agreement pursuant to Section 8.1(a) thereof. A copy of the Mutual Termination Agreement is filed as an exhibit to the Schedule 14D-9 and is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented to add the following:

"(e) (9) Mutual Termination Agreement, dated as of March 28, 2002, among
         Parent, Purchaser and the Company"

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    NEWPOWER HOLDINGS, INC.


                                    By:/s/ H. Eugene Lockhart
                                       --------------------------------
                                    Name:    H. Eugene Lockhart
                                    Title:   Chairman, President and
                                             Chief Executive Officer



Dated: March 29, 2002

                                                               Exhibit (e) (9)

                         MUTUAL TERMINATION AGREEMENT

                                March 28, 2002

Centrica plc
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD, United Kingdom
Attention:  Grant Dawson
Telecopy No.:  44 (1753) 494-602

Windsor Acquisition Corporation
c/o Sullivan & Cromwell
125 Broad Street
New York, New York  10004
Attention:  President
Telecopy No.:  (212) 558-3588

NewPower Holdings, Inc.
One Manhattanville Road
Purchase, New York 10577
Attention:  Marc Manly
Telecopy No.:  (914) 697-2462

Sullivan & Cromwell
125 Broad Street
New York, New York 10004
Attention: Joseph B. Frumkin
                 Ivan J. Presant
Telecopy No.:  (212) 558-3588

Sidley Austin Brown & Wood LLP
875 Third Avenue
New York, New York  10022
Attention:  Scott M. Freeman
Telecopy No.:  (212) 906-2021


             Re: Termination of the Agreement and Plan of Merger dated as of February 22, 2002 (the "Merger Agreement") among Centrica plc ("Parent"), Windsor Acquisition Corporation ("Purchaser") and NewPower Holdings, Inc. (the "Company")

     Pursuant to Section 8.1(a) of the Merger Agreement, the Merger Agreement is hereby mutually terminated by Parent, Purchaser and the Company.

          IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                               CENTRICA PLC



                               By: /s/ George Earle
                                   -------------------------------------
                                   Name: George Earle
                                   Title:

                               WINDSOR ACQUISITION CORPORATION



                               By:  /s/ Nicholas Fulford
                                   -------------------------------------
                                   Name: Nicholas Fulford
                                   Title:

                               NEWPOWER HOLDINGS, INC.



                               By:  /s/ Marc E. Manly
                                   -------------------------------------
                                   Name: Marc E. Manly
                                   Title: Managing Director
                                             Law & Government Affairs








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